EXHIBIT 2.1


                             CONTRIBUTION AGREEMENT

         This Contribution Agreement (the "AGREEMENT") is made and entered into effective as of July 1, 2008 (the "EFFECTIVE DATE"), by and among BELLA ROSE, LLC, a California limited liability company ("BR"), J. LINDEBERG USA CORP., a New York corporation ("JLUS"), and J. LINDEBERG USA, LLC, a California limited liability company (the "COMPANY"). BR, JLUS, and the Company are sometimes individually referred to herein as a "PARTY" and collectively referred to herein as the "PARTIES."

                                    RECITALS

         A. The Company was formed by BR, a wholly-owned subsidiary of People's Liberation, Inc., a Delaware corporation ("PEOPLE'S LIBERATION"), and JLUS, a wholly-owned subsidiary of J. Lindeberg AB, a Swedish company ("JL SWEDEN"), on June 27, 2008, by the filing of the Articles of Organization of the Company with the Office of the Secretary of State of the State of California.

         B. Concurrently herewith, the Company, BR and JLUS are entering into a Limited Liability Company Agreement (the "OPERATING AGREEMENT") to govern the relationship between BR and JLUS and the affairs of the Company and the conduct of its business, including its management and distribution of profits and losses.

         C. In connection with the formation of the Company, and as contemplated by the Operating Agreement, the Parties desire to enter into this Agreement, pursuant to which, among other transactions, (i) JLUS will contribute $20,000 in cash and certain assets relating to the J. Lindeberg(TM) branded apparel business operated by JLUS in the United States to the capital of the Company in exchange for a fifty percent (50.0%) limited liability company membership interest in the Company, and (ii) BR will contribute $20,000 in cash to the capital of the Company in exchange for a fifty percent (50.0%) limited liability company membership interest in the Company.

                                    AGREEMENT

         NOW, THEREFORE, for good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

         1. CERTAIN DEFINITIONS. Capitalized terms used herein and not defined herein shall have the meanings given such terms in the Operating Agreement.

         2. CONTRIBUTIONS BY BR. In exchange for fifty (50) Membership Units of and a fifty percent (50%) Percentage Interest in the Company, and the other rights and obligations set forth in the Operating Agreement, contemporaneously with the execution of this Agreement by the Parties, BR herby contributes $20,000 in cash as a capital contribution to the Company (the "BR CONTRIBUTION"), which contribution shall be made by wire transfer or cashier's check of immediately available funds.

         3. CONTRIBUTIONS BY JLUS. In exchange for fifty (50) Membership Units of and a fifty percent (50%) Percentage Interest in the Company, and the other rights and obligations set


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forth in the Operating Agreement,  contemporaneously  with the execution of this
Agreement  by  the  Parties,  JLUS  hereby  contributes,   assigns,   transfers,
quitclaims and delivers to the Company, as a capital contribution to the Company, the following cash and assets (collectively, the "JLUS CONTRIBUTION"):

                  3.1 $20,000 in cash, which contribution shall be made by wire transfer or cashier's check of immediately available funds (the "JLUS CASH CONTRIBUTION");

                  3.2 all rights, title and interest of JLUS in and to all existing finished goods inventory of J. Lindeberg(TM) branded apparel owned by JLUS on the date hereof and described on SCHEDULE 3.2(A) attached hereto (the "EXISTING INVENTORY") and all rights, title and interest of JLUS in and to the new finished goods inventory of J. Lindeberg branded apparel, which inventory is described on SCHEDULE 3.2(B) attached hereto (the "NEW INVENTORY" and collectively with the Existing Inventory, the "INVENTORY");

                  3.3 all production, shipping and packaging supplies owned and used by JLUS in connection with the sale and distribution of J. Lindeberg(TM) branded apparel (the "PACKING SUPPLIES");

                  3.4 all open purchase orders placed by customers for J. Lindeberg(TM) branded apparel for which products have not been shipped as of the date hereof (the "PURCHASE ORDERS");

                  3.5 all accounts, notes or other receivables of JLUS arising from the sale of J. Lindeberg(TM) branded apparel described on SCHEDULE
         3.5 attached hereto (the "ACCOUNTS RECEIVABLE");

                  3.6 the personal property listed on SCHEDULE 3.6, and the trade show booth for J. Lindeberg(TM) branded apparel ("PPE");

                  3.7 all books, records, files, manuals and other similar materials, including, advertising materials, marketing materials, brochures, business and marketing plans and proposals, production data, pricing data, sales and promotional materials and records, purchasing materials and records, files for past, existing and contemplated projects, media materials, accounting, financial and fiscal records (copies), sales order files, written or electronic information relating to vendors, customer lists and customer records in any form (and all software related to any such customer records, to the extent transferable), whether of past or present customers or potential future customers, of the business, advertiser lists, receipts and computer records, standard operating procedures, correspondence, customer relation information, and any other trade secrets, confidential or proprietary information ("BOOKS AND RECORDS"), in each case owned by JLUS and pertaining to the current operation of JLUS' J. Lindeberg(TM) branded apparel wholesale business in the Territory (provided that JLUS shall be able to retain copies of any of the foregoing and use it for its internal purposes and as required by any applicable law or governmental entity);

                  3.8 all ownership and leasehold rights in the real property and personal property used in or comprising the retail store located at 126 Spring Street, New York, NY 10012 (the "RETAIL STORE"), including, but not limited to: all leasehold interests, furniture, fixtures, supplies, computer hardware, leasehold improvements and other personal property, and


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         all related  warranties;  all  inventory  of J.  Lindeberg(TM)  branded apparel located at or owned by the Retail Store; and all Books and Records pertaining to the operation of the Retail Store (the "RETAIL STORE ASSETS"); and

                  3.9 all ownership and leasehold rights in the real property and personal property used in or comprising the office and showroom space located at 57 East 11th Street, Suite 8A, New York, NY 10003 (the "SHOWROOM"), including, but not limited to: all leasehold interests, furniture, fixtures, supplies, computer hardware, leasehold improvements and other personal property, and all related warranties (the "SHOWROOM ASSETS").

         JLUS agrees to execute, acknowledge (where appropriate) and deliver such other or further instruments of transfer or assignment as the Company may reasonably require to confirm the foregoing, or as may be otherwise reasonably requested by the Company to carry out the intent and purposes hereof. To the extent that the assignment hereunder of any contract or right or asset shall require the consent of any other party (or in the event that any of the same shall be non-assignable), neither this Agreement nor any actions taken hereunder shall constitute an assignment or an agreement to assign if such assignment or attempted assignment would constitute a breach thereof or result in a loss or diminution thereof; PROVIDED, HOWEVER, that JLUS shall cooperate with the Company to establish a reasonable arrangement designed to provide the Company with the benefits and burdens of any such assumed contract, right or asset, including appointing the Company to act as its agent to perform all of its obligations under such assumed contracts, rights or assets and to collect and promptly remit to the Company all compensation received by JLUS pursuant to such assumed contracts, rights or assets and to enforce, for the account and benefit of the Company, any and all rights of JLUS against any other person arising out of the breach or cancellation of such assumed contract, right or asset by such other person or otherwise (any and all of which arrangements shall constitute, as between the Parties hereto, a deemed assignment or transfer). In addition, with respect to the assignment hereunder of any contract or right or asset which requires the consent of any other party and such consent has not been obtained on or before the date hereof, JLUS shall use its reasonable efforts to obtain such consent (only to the extent the other party is willing to provide such consent without payment by the Company or JLUS of additional consideration) as soon as practicable after the date hereof.

         4. ASSUMPTION OF LIABILITIES. In consideration of the transfer, contribution and delivery to Company of the BR Contribution and the JLUS Contribution, the Company hereby agrees to assume, pay, fulfill, perform or otherwise discharge when due in accordance with their respective terms to the extent not paid, performed, discharged or fulfilled by JLUS on or before the date hereof (collectively, the "ASSUMED LIABILITIES"):

                  4.1 all liabilities and obligations relating to the operation of, or relating to, the Retail Store and the Showroom from and after July 1, 2008, other than those liabilities and obligations arising from and after July 1, 2008 with respect to transactions or events that occurred prior to such date

                  4.2 all obligations related to compensation and benefits payable to JLUS' employees from and after July 1, 2008, the date on which such Persons will become employees of the Company.


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                  The  Parties  hereby  agree  that  with the  exception  of the
         Assumed Liabilities and as set forth in Section 8, the Company is not assuming any liability or obligation of whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether
         absolute  or  contingent,   whether   accrued  or  unaccrued,   whether
         liquidated or unliquidated, and whether due or to become due), including any liability for taxes, of either BR or JLUS. JLUS agrees to discharge and pay when due, all liabilities and obligations outstanding on the date hereof and relating to its J. Lindeberg(TM) branded wholesale and retail apparel business (including those relating to the Retail Store) that are not expressly assumed by the Company hereunder.

         5. CAPITAL ACCOUNTS. The Company, BR and JLUS hereby agree that for purposes of determining the opening Capital Accounts of each of JLUS and BR, the following values shall be assigned to the BR Contribution and the JLUS
Contribution:

                  5.1 BR CONTRIBUTION. The BR Contribution shall be valued at $20,000.

                  5.2 JLUS CONTRIBUTION. The JLUS Contribution shall be valued as follows:

                  (a)      For the JLUS Cash Contribution, $20,000;

                  (b)      For the Existing Inventory, $488,700;

                  (c)      For the New Inventory, $1,002,669;

                  (d) For the PPE, Retail Store Assets, Showroom Assets, Packing Supplies, Purchase Orders and Books and Records, $50,000; and

                  (e) For the Accounts Receivable, an amount equal to the amount of cash or other consideration actually received by the Company on or before December 31, 2008 in payment of such Accounts Receivable, after giving effect to all returns and chargebacks with respect thereto.

         6. JLUS' REPRESENTATIONS AND WARRANTIES. JLUS represents and warrants to the Company and BR that the statements contained in this SECTION 6 are correct and complete as of the date of this Agreement.

                  6.1 AUTHORIZATION OF TRANSACTION. JLUS has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. Without limiting the generality of the foregoing, the Board of Directors of JLUS has duly authorized the execution, delivery, and performance of this Agreement by JLUS. This Agreement constitutes a valid and legally binding obligation of JLUS, enforceable against JLUS in accordance with its terms.

                  6.2 NON-CONTRAVENTION. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which JLUS is subject or any provision of its certificate of incorporation, bylaws, or other governing documents or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any


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


         party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any material agreement, contract, lease, license, instrument, or other arrangement to which JLUS is a party or by which it is bound or to which any of its assets are subject (or result in the imposition of any lien upon any asset acquired by the Company hereunder). JLUS does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement.

                  6.3 INVESTIGATIONS. There is no investigation, regulatory action or lawsuit pending or, to the knowledge of the officers and management of JLUS, threatened against JLUS and JLUS is not subject to any outstanding order, writ, judgment, injunction or decree of any governmental authority that, in either case, would be reasonably likely, individually or in the aggregate, to (a) prevent or materially delay the consummation of the transactions contemplated hereunder or
         (b) otherwise prevent or materially delay performance by JLUS of any of its obligations under this Agreement.

                  6.4 LEGAL COMPLIANCE. To the knowledge of any director or officer of JLUS, JLUS has complied with all applicable laws of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure to so comply.

                  6.5 TITLE TO AND SUFFICIENCY OF ASSETS. On the date hereof, JLUS has good, valid and marketable title to the assets it is contributing to the Company pursuant to the terms of this Agreement, free and clear of any and all any lien, mortgage, security interest, tax lien, attachment, levy, charge, claim, restriction, imposition, pledge, encumbrance, conditional sale or title retention arrangement, or any other interest in property or assets (or the income or profits therefrom) to secure the repayment of indebtedness, whether consensual or nonconsensual and whether arising by agreement or under any law, or otherwise. JLUS has the right to assign all such assets to the Company and it has not heretofore sold, assigned, or transferred to any other person or party any of such assets.

                  6.6 CONDITION OF RETAIL STORE ASSETS. The Retail Store Assets (to the extent such assets consist of fixed assets, chattels, leasehold improvements, fixtures, furniture, furnishings, accessories and other tangible personal and moveable property) are in good operating condition and repair, subject to ordinary wear and tear, and are fit for use in accordance with the past practice of JLUS. The Retail Store Assets are adequate for the purposes for which such assets are currently used or are held for use and, to the knowledge of JLUS, there are no facts or conditions affecting the Retail Store Assets which could interfere in any material respect with the use, occupancy or operation of the Retail Store as currently used, occupied or operated.

                  6.7 ACCOUNTS RECEIVABLE. SCHEDULE 3.5 sets forth a list of all accounts, notes or other receivables of JLUS arising from the sale of
         J. Lindeberg(TM) branded apparel as of the Effective Date. All of the Accounts Receivable have arisen from BONA FIDE transactions in the ordinary course of business and are collectible in accordance with JLUS' past practices.


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


                  6.8 BOOKS AND RECORDS. The Books and Records, all of which have been made available to the Company and BR, are complete and correct and represent actual, bona fide transactions and have been maintained in accordance with sound business practices.

                  6.9 INVENTORY. The Inventory consists of finished goods, all of which is merchantable and fit for the purposes for which it was procured or manufactured, and none of which is damaged or defective. The value of the Existing Inventory set forth in Section 5.2(b) reflects the net realizable value of such Existing Inventory as of the date hereof, and such value has been determined in a manner consistent with the inventory valuation standards and methods with respect to inventory used by JLUS during the immediately preceding two years. The value of the New Inventory set forth in Section 5.2(c) reflects JLUS' actual cost to acquire such inventory (excluding costs of shipping and customs duties).

         7. BR'S REPRESENTATIONS AND WARRANTIES. BR represents and warrants to JLUS that the statements contained in this SECTION 7 are correct and complete as of the date of this Agreement.

                  7.1 AUTHORIZATION OF TRANSACTION. Each of BR and the Company has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. Without limiting the generality of the foregoing, the [members] of each of BR and the Company have duly authorized the execution, delivery, and performance of this Agreement. This Agreement constitutes a valid and legally binding obligation of each of BR and the Company, enforceable against each of BR and the Company in accordance with its terms.

                  7.2 NON-CONTRAVENTION. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which BR or the Company is subject or any provision of its certificate of incorporation, bylaws, or other governing documents or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any material agreement, contract, lease, license, instrument, or other arrangement to which BR or the Company is a party or by which BR or the Company is bound or to which any of their respective assets are subject. Neither BR nor the Company needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement.

                  7.3 INVESTIGATIONS. There is no investigation, regulatory action or lawsuit pending or, to the knowledge of the officers and management of BR or the Company, threatened against BR or the Company and neither BR nor the Company is subject to any outstanding order, writ, judgment, injunction or decree of any governmental authority that, in either case, would be reasonably likely, individually or in the aggregate, to (a) prevent or materially delay the consummation of the transactions contemplated hereunder or (b) otherwise prevent or materially delay performance by BR or the Company of any of their respective obligations under this Agreement.


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


                  7.4 LEGAL COMPLIANCE. To the knowledge of any director or officer of BR or the Company, each of BR and the Company has complied with all applicable laws of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure to so comply.

         8. OTHER AGREEMENTS.

                  8.1 COSTS AND EXPENSES. The Parties covenant and agree that the Company shall assume and be liable for, or at the written request of JLUS promptly pay to JLUS, the termination fees, penalties, costs, expenses and charges actually incurred by JLUS and related to the termination of the [CIT AGREEMENT] in an amount not to exceed $30,000.

                  8.2 DEPOSITS. The Parties agree that any and all security and other deposits relating to the Retail Store and the Showroom shall be paid to JLUS as soon as practically possible following the receipt by the Company or BR of such deposits.

                  8.3 INVENTORY AND SAMPLES.

                  (a)      With respect to the New Inventory  (Collection 86 (AW
                           2008)), the Company shall reimburse and pay, and BR agrees to cause the Company to reimburse and pay, JLUS for its actual costs and expenses for shipping and customs duties ("IMPORT COSTS"). Import Costs for the New Inventory incurred prior to August 10, 2008 shall be paid to JLUS on August 10, 2008. Import Costs for the New Inventory incurred after August 10, 2008 shall be paid to JLUS on September 10, 2008 (as JLUS may delay such date). JLUS currently expects that the Import Costs for the New Inventory will be approximately $300,000 and agrees to provide to the Company a statement setting forth the amount payable on each such date.

                  (b) With respect to Collection 87 (Pre-SS 2009), the Company shall purchase, and BR agrees to cause the Company to purchase, from JLUS the goods and inventory set forth in SCHEDULE 8.3(B) (the "COLLECTION 87 GOODS"). The purchase price for the Collection 87 Goods shall be the FOB cost of such Collection paid to the factory, without mark-up by JLUS or any of its Affiliates, not to exceed $256,146, and shall be paid by the Company to JLUS on or before October 31, 2008. The Company shall reimburse and pay, and BR agrees to cause the Company to reimburse and pay, JLUS for its Import Costs for the Collection 87 Goods. Import Costs for the Collection 87 Goods incurred prior to October 31, 2008 shall be paid to JLUS on October 31, 2008. Import Costs for the Collection 87 Goods incurred after October 31, 2008 shall be paid to JLUS on December 10, 2008 (as JLUS may delay such date). JLUS agrees to provide to the Company a statement setting forth the amount payable on each such date.

                  (c) With respect to Collection 92 Samples, the Company shall purchase, and BR agrees to cause the Company to purchase, from JLUS the samples set forth in SCHEDULE 8.3(C) (the "SAMPLES"). The purchase price for the Samples shall be $205,400 and shall be paid to JLUS on or before August 10, 2008.


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         9. MISCELLANEOUS.

                  9.1 ENTIRE AGREEMENT; AMENDMENT. This Agreement, together with the exhibits and schedules attached hereto, represents the entire agreement among all the parties hereto concerning the subject matter hereof and supersedes all prior understandings, agreements, and representations by or among BR and JLUS and their respective Affiliates, written or oral, to the extent they relate in any way to the subject matter hereof, including the Term Sheet, dated June 10, 2008, between People's Liberation and JL Sweden. This Agreement may only be amended by a writing signed by all of the parties hereto.

                  9.2 GOVERNING LAW. This Agreement, the application and interpretation hereof shall be governed exclusively by its terms and the laws of the State of California without regard to its conflict of laws provisions.

                  9.3 CONSENT TO JURISDICTION AND VENUE. Any action, suit or proceeding in connection with this Agreement must be brought against any Party in a court of record of the State of California, County of Los Angeles, or of the United States District Court for the Central District of California or in any state or federal court in the State of California, County of Los Angeles, each Party hereby consenting and submitting to the exclusive jurisdiction thereof; and to the fullest extent permitted by law, service of process may be made upon any Party, by certified or registered mail, at the address to be used for the giving of notice to such Party under SECTION 9.10. Nothing herein shall affect the right of any Party to serve process in any manner permitted by applicable law. In any action, suit or proceeding in connection with this Agreement, each Party hereby waives any claim that Los Angeles County or the Central District of California or the State of California is an inconvenient forum.

                  9.4 CONSTRUCTION. This Agreement and any documents or instruments delivered pursuant hereto shall be construed without regard to the identity of the Person who drafted the various provisions of the same. Further, each Party has been or has declined to be represented by legal counsel in connection with the drafting and negotiation of this Agreement and the other agreements referred to herein. Consequently, each Party acknowledges and agrees that any rule of construction that a document is to be construed against the drafting party shall not be applicable either to this Agreement or such other documents and instruments.

                  9.5 HEADINGS. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of the Agreement or any provision hereof.

                  9.6 WAIVERS. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

                  9.7 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Any signature page of any such counterpart, or any electronic facsimile thereof, may be attached or appended to any other counterpart to complete a fully executed counterpart of this Agreement, and any telecopy or other facsimile transmission of any signature shall be deemed an original and shall bind such party.


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


                  9.8 FURTHER ASSURANCES. The Parties each agree to cooperate, and to execute and deliver in a timely fashion any and all additional documents necessary to effectuate the purposes of this Agreement.

                  9.9 NOTICES. All notices, consents, requests and other communications hereunder shall be in writing and shall be sent by hand delivery, by certified or registered mail (return-receipt requested) or by a recognized national overnight courier service to the addresses set forth on EXHIBIT A to the Operating Agreement. Notices delivered pursuant to this Section shall be deemed given: at the time delivered, if personally delivered; three (3) business days after being deposited in the mail, if mailed; and one (1) business day after timely delivery to the courier, if by overnight courier service. Any party may change the address to which notice is to be sent by written notice to the Manager and the other members of the Company in accordance with SECTION
         16.13 of the Operating Agreement.

                  9.10 INTERPRETATION. Whenever the singular form is used in this Agreement, and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa. The words "herein" "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision. The words "including" and "include" and other words of similar import shall be deemed to be followed by the phrase "without LIMITATION."

                  9.11 INDEMNITY. JLUS, on the one hand, and BR and the Company, on the other hand, shall at all times defend, indemnify and hold harmless the other from and against any and all claims, damages, liabilities, debts, demands, actions, costs and expenses, including legal expenses and reasonable counsel fees ("DAMAGES"), arising out of or related to any breach by such party of, and/or any inconsistency with, any warranty, representation, covenant or agreement made by such party in this Agreement (a "BREACH"). The indemnified party shall give the indemnitor written notice within a reasonable time of any claim as to which the indemnitee believes it may be entitled to indemnification hereunder, which notice shall set forth in reasonable detail the nature of the alleged Breach and the alleged Damages. JLUS' and BR's respective representations and warranties and indemnification obligations related thereto shall survive for a period of twelve (12) months following the date hereof. The maximum aggregate amount of Damages either Party shall be obligated to pay to the other Party hereunder for breaches of representations and warranties shall be $1,000,000. This section sets forth the sole and exclusive remedies of JLUS against BR, on the one hand, and of BR agains JLUS, on the other hand, with respect to any and all breaches of representations and warranties. In no event shall any Party be liable to any other Party for indirect, consequential, punitive or special damages.


                         [SIGNATURES ON FOLLOWING PAGE]


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


         IN WITNESS WHEREOF, each of the parties hereto has executed or has caused this Agreement to be executed by its duly authorized representative to be effective as of the Effective Date.


                           J. LINDEBERG USA, LLC,
                           a California limited liability company

                           By:    /s/ Colin Dyne
                                  ------------------------------------------
                           Name:  Colin Dyne
                           Title: Manager


                           BELLA ROSE, LLC,
                           a California limited liability company

                           By:    /s/ Colin Dyne
                                  ------------------------------------------
                           Name:  Colin Dyne
                           Title: President


                           J.  LINDEBERG USA CORP.
                           a New York corporation

                           By:    /s/ Stefan Engstrom
                                  ------------------------------------------
                           Name:  Stefan Engstrom
                           Title: President


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